SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)




                                DevX Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747927 10 1
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 6, 2001
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 2 OF 17 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Investment Management L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[X] (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,100,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON     -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,100,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,100,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

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CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 3 OF 17 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[X] (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,100,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,100,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,100,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 4 OF 17 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[X] (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,100,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,100,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,100,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 5 OF 17 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Strome Offshore Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[X] (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         880,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      880,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       880,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 6 OF 17 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A)[X] (B)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         220,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      220,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 7 OF 17 PAGES
---------------------------                                ---------------------


ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, par value $0.234 (the "Stock"), of DevX Energy, Inc., (the "Company"). The Stock trades on the NASDAQ National Market. The Company's principal executive offices are located at 13760 Noel Road, Suite 1030 L.B. #31, Dallas, Texas 75240-7336. The number of issued and outstanding shares of Stock as of November 10, 2000, as set forth is the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000, is 11,250,000.


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is being filed by (i) Strome Offshore Limited ("SOFF") with respect to shares of Stock held or beneficially owned by the corporation; (ii) Strome Hedgecap Fund, L.P. ("SHCF") with respect to shares of Stock held or beneficially owned by the partnership;
      (iii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser, as general partner and discretionary investment adviser of SHCF, and as discretionary investment adviser of SOFF; (iv) SSCO, Inc. ("SSCO") as sole general partner of SIM; and (v) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SOFF and SHCF may each be referred to individually as a "Fund" and collectively as the "Funds" and the Funds together with SIM, SSCO and Strome are collectively referred to hereinafter as the "Reporting Persons."

      SIM's beneficial ownership of the Stock is direct because of its general partnership interests in SHCF who directly own shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Funds). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of SSCO and Strome to SIM.

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 8 OF 17 PAGES
---------------------------                                ---------------------


      Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., 15th Floor, Santa Monica, California 90401.

(c) The business of (i) SOFF is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (ii) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (iii) SIM is to provide discretionary investment management services to institutional clients; (iv) SSCO is to serve as the general partner of SIM; and (v) Strome is to provide of discretionary investment management services through SIM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SOFF is a Cayman Islands corporation; (ii) SHCF is a Delaware limited partnership; (iii) SIM is a Delaware limited partnership; (iv) SSCO is a Delaware corporation; and (v) Strome is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $6,596,506.80. The source of funds for this consideration was working capital.

      The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $1,664,751.70. The source of funds for this consideration was working capital.

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 9 OF 17 PAGES
---------------------------                                ---------------------


ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Stock as an investment and view their investment as having significant potential for increased value. The Reporting Persons believe that the Company's current stock price does not reflect the Company's true value. The Reporting Persons believe that it is not in the best interest of the Company's stockholders for the Company to continue operating as a small independent energy company in a consolidating industry. The Reporting Persons believe that management should be focused on increasing shareholder value through a sale of the Company. The Reporting Persons intend to use their positions as significant shareholders to communicate with management their views with respect to enhancing shareholder value, and in particular to encourage a sale of the Company. The Reporting Persons may also discuss with other shareholders their views with respect to enhancing shareholder value.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other shareholders to participate with the Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax aspects or other factors.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 10 OF 17 PAGES
---------------------------                                ---------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SOFF beneficially owns 880,000 shares of Stock and is the beneficial owner of 7.8% of the Stock.

      (ii) SHCF beneficially owns 220,000 shares of Stock and is the beneficial owner of 2.0% of the Stock.

      (iii) SIM, as (x) general partner of and discretionary investment adviser to SHCF and (y) discretionary investment adviser to SOFF, beneficially owns 1,100,000 shares of Stock and is the beneficial owner of 9.8% of the Stock.

      (iv) SSCO, as the general partner of SIM beneficially owns 1,100,000 shares of Stock and is the beneficial owner of 9.8% of the Stock.

      (v) Strome, as a settlor and trustee of the The Mark E. Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 1,100,000 shares of Stock and is the beneficial owner of 9.8% of the Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.8% of the Stock.

(b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients (i.e., the Funds) and to direct the vote on behalf of the Funds.


                     SOFF         SHCF        SIM        SSCO        STROME
                     ----         ----        ---        ----        ------

SOLE POWER TO          0           0           0           0           0
VOTE/ DIRECT
VOTE

SHARED POWER TO     880,000     220,000    1,100,000   1,100,000   1,100,000
VOTE/ DIRECT
VOTE

SOLE POWER TO          0           0           0           0           0
DISPOSE/ DIRECT
DISPOSITION

SHARED POWER TO     880,000     220,000    1,100,000   1,100,000   1,100,000
DISPOSE/ DIRECT
DISPOSITION

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 11 OF 17 PAGES
---------------------------                                ---------------------


(c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since January 4, 2001, are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

 ------------------------------------------------------------------------------

                TRADE DATE     BOUGHT (SOLD)       NET AMOUNT      PER SHARE
 ------------------------------------------------------------------------------
     SOFF        1/11/01           40,000         $ 300,000.00      $ 7.5000
 ------------------------------------------------------------------------------
     SOFF        1/25/01           80,000         $ 590,000.00      $ 7.3750
 ------------------------------------------------------------------------------
     SOFF        1/31/01           80,000         $ 602,504.00      $ 7.5313
 ------------------------------------------------------------------------------
     SOFF        2/06/01           48,000         $ 386,500.80      $ 8.0521
 ------------------------------------------------------------------------------
     SOFF        2/08/01           92,000         $ 747,500.00      $ 8.1250
 ------------------------------------------------------------------------------
     SOFF        2/08/01           20,000         $ 160,000.00      $ 8.0000
 ------------------------------------------------------------------------------
     SOFF        2/09/01           20,000         $ 165,000.00      $ 8.2500
 ------------------------------------------------------------------------------
     SOFF        2/20/01           40,000         $ 340,000.00      $ 8.5000
 ------------------------------------------------------------------------------
     SOFF        2/23/01           60,000         $ 467,502.00      $ 7.7917
 ------------------------------------------------------------------------------
     SHCF        1/11/01           10,000          $ 75,000.00      $ 7.5000
 ------------------------------------------------------------------------------
     SHCL        1/25/01           20,000         $ 147,500.00      $ 7.3750
 ------------------------------------------------------------------------------
     SHCF        1/31/01           20,000         $ 150,626.00      $ 7.5313
 ------------------------------------------------------------------------------
     SHCF        2/06/01           12,000          $ 96,625.20      $ 8.0521
 ------------------------------------------------------------------------------
     SHCL        2/08/01           23,000         $ 186,875.00      $ 8.1250
 ------------------------------------------------------------------------------
     SHCL        2/08/01           5,000           $ 40,000.00      $ 8.0000
 ------------------------------------------------------------------------------
     SHCL        2/09/01           5,000           $ 41,250.00      $ 8.2500
 ------------------------------------------------------------------------------
     SHCL        2/20/01           10,000          $ 85,000.00      $ 8.5000
 ------------------------------------------------------------------------------
     SHCL        2/23/01           15,000          $ 116,875.50     $ 7.7917
 ------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 12 OF 17 PAGES
---------------------------                                ---------------------


(d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Stock.

(e)   Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Strome may be deemed to be an ultimate controlling person of the Funds. Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.



ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A         Identification and Classification of Members of the Group

EXHIBIT B         Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C         Disclaimer of Beneficial Ownership

EXHIBIT D         Power of Attorney Forms for Schedule 13D and 13G and
                  Forms 13F

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CUSIP NO. 747927 10 1             SCHEDULE 13D             PAGE 13 OF 17 PAGES
---------------------------                                ---------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            March 6, 2001


Strome Offshore Limited

By:  /s/ Jeffrey S. Lambert
     -----------------------------------
     Jeffrey S. Lambert
     Director


Strome Hedgecap Fund
By: Strome Investment Management, L.P., general partner
by its general partner, SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     -----------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     -----------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     -----------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer



Mark E. Strome

/s/ Jeffrey S. Lambert
----------------------------------------